UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders (the “Meeting”) of Color Star Technology Co., Ltd., a Cayman Islands company (the “Company”), was held on November 18, 2020, commencing at 8:00 p.m. (local time), at 57th Fl, Conference Room,109-9 Binhai Ave, Longhua District, Haikou, Hainan, China, 570105. A total of 20,185,821 shares or 37.26% of the outstanding ordinary shares voted.

The following proposals were passed by votes of the shareholders at the Meeting:

Proposal No. 1 - Increase In Authorized Shares

That the authorized share capital of the Company be increased from US$75,000 divided into 75,000,000 ordinary shares of a par value of US$0.001 each to US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Share Increase”) and that the registered office provider of the Company be authorized to attend to the necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Share Increase.

Proposal No. 2 - Approval of the Amendment No.2 to the Company’s 2019 Equity Incentive Plan

That the Company’s 2019 Equity Incentive Plan, dated as of May 31, 2019, as amended on November 26, 2019 be amended to increase the number of ordinary shares reserved thereunder by 5,400,000 shares from 1,136,000 shares to 6,536,000 shares.

Proposal No. 1 had been approved, 18,646,614 votes having been cast in favor of such proposal, 1,437,205 votes having been cast against such proposal and 102,002 votes having abstained.

Proposal No. 2 had been approved, 18,733,936 votes having been cast in favor of such proposal, 1,388,099 votes having been cast against such proposal and 63,786 votes having abstained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 19, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Officer

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